VIA EDGAR

January 7, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Deanna Virginio

Re:	Bon Natural Life Limited Registration Statement on Form F-1 Filed December 7, 2020 File No. 333-251182

Dear Ms. Virginio:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 30, 2020, commenting on the Company’s Registration Statement on Form F-1 filed December 7, 2020 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Regulations on Production and Sale of Food Products, page 85

1. We note your revised disclosure on page 85 in response to prior comment 2. Please revise to remove statements that “Silymarin is safe in humans,” that “Applephenon® is safe and non toxic” and that “Stachyose is a safe ordinary food.” Only a government agency with the requisite authority can make conclusive determinations about safety.

Response: In response to this comment, the Registration Statement has been amended on page 85 where indicated to remove these statements.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.